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                          February 9, 2023

       Kathy Hibbs
       Chief Administrative Officer
       23andMe Holding Co.
       349 Oyster Point Boulevard
       South San Francisco, California 94080

                                                        Re: 23andMe Holding Co.
                                                            Registration
Statement on Form S-3
                                                            Filed February 6,
2023
                                                            File No. 333-269595

       Dear Kathy Hibbs:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alexandra Good, Esq.